NO ACT

PE
1-6-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

09004183

Received SEC
FEB 17 2009
Washington, DC 20549

February 17, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-17-09

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: The Dow Chemical Company
Incoming letter dated January 6, 2009

Dear Mr. Mueller:

This is in response to your letter dated January 6, 2009 concerning the shareholder proposals submitted to Dow by Nick Rossi. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 6 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Dow Chemical Company
Incoming letter dated January 6, 2009

The first proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Dow's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board."

The second proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Dow's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

There appears to be some basis for your view that Dow may exclude the first proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Dow omits the first proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission of the first proposal upon which Dow relies.

We are unable to concur in your view that Dow may exclude the second proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Dow may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Dow may exclude the second proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Dow may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Dow may exclude the second proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Dow may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 6, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of John Chevedden (Rossi)
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly in the name of Nick Rossi as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and his nominal proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal[1] states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

---

[1] On October 27, 2008, the Company received the original version of the Proposal from the Proponent. On November 27, 2008, the Company received an "updated" version of the Proposal from the Proponent, which sought to revise the language of the resolution and supporting statement from the original version of the Proposal. Pursuant to the guidance provided in Staff Legal Bulletin No. 14 (Jul. 13, 2001), the Company has chosen not to accept the Proponent's revisions, and this letter will address the original version of the Proposal.

If, for any reason, the Staff believes that it is appropriate to consider the "updated" version of the Proposal, we believe that such version of the Proposal also may properly be excluded from the 2009 Proxy Materials for all of the reasons set forth herein, except for those reasons that rely upon Interpretation 1 (as defined in the text below) of the second sentence of the Proposal because the "updated" version of the Proposal is not susceptible to such interpretation. Therefore, we respectfully request that the Staff concur that it will take no action if the Company excludes the "updated" version of the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law, Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

BASES FOR EXCLUSION

We believe that the Proponent has exceeded the one proposal limitation of Rule 14a-8(c) and does not satisfy the ownership requirements of Rule 14a-8(b) for the reasons addressed in a separate no-action request submitted concurrently herewith and, accordingly, that the Proposal is excludable on those bases. In addition, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of stockholder proposals, including proposals requesting amendments to a company's certificate of incorporation or bylaws. *See Alaska Air Group Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a stockholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite"); and *Peoples Energy Corp.* (avail. Nov. 23, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the certificate and bylaws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect"). In fact, the Staff has concurred with the exclusion under Rule 14a-8(i)(3) of the Proponent's prior proposal seeking to alter the ability of stockholders to call special meetings, which was submitted to both the Company, *see The Dow Chemical Co.* (avail. Jan. 31, 2008), and numerous other companies, *see Raytheon Co.* (avail. Mar. 28, 2008); *Office Depot Inc.* (avail. Feb. 25, 2008); *Mattel Inc.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (avail. Feb. 22, 2008); *CVS Caremark Corp.* (avail. Feb. 21, 2008); *Intel Corp.* (avail. Jan. 31, 2008); *JPMorgan Chase & Co.* (avail. Jan. 31, 2008); *Safeway Inc.* (avail. Jan. 31, 2008); *Time Warner Inc.* (avail. Jan. 31, 2008); *Bristol Myers Squibb Co.* (avail. Jan. 30, 2008); *Pfizer Inc.* (avail. Jan. 29, 2008); and *Exxon Mobil Corp.* (avail. Jan. 28, 2008) (concurring, in each case, with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting").

Moreover, the Staff has on numerous occasions concurred that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a stockholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); and *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" as "vague and indefinite").

In the instant case, neither the Company nor its stockholders can determine the measures requested by the Proposal, because the Proposal itself is internally inconsistent. The operative language in the Proposal consists of two sentences. The first sentence requests that the Company's board of directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only." However, the bylaw or charter text requested in the first sentence of the Proposal on its face includes an "exclusion condition," in that it explicitly excludes holders of less than 10% of the Company's outstanding common stock from having the ability to call a special meeting of stockholders.[2] Thus, the bylaw or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal, and accordingly, neither the Company nor its stockholders know what is required.[3]

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3). *See also Boeing Co.* (avail. Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for stockholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes the specific requirement that only stockholders holding 10% of the Company's stock have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be no "exception or exclusion conditions." In fact, the Proposal creates more confusion for stockholders than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Furthermore, the second sentence of the Proposal is itself so vague and ambiguous that it is impossible to ascertain what the Proposal requires. That sentence provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent

---

2 The clause in the second sentence that, effectively, would allow any "exception or exclusion conditions" required by any state law to which the Company is subject does not address or remedy the conflict between the two sentences, because the 10% stock ownership condition called for in the first sentence is not required by Delaware law, under which the Company is incorporated.

3 Evidence of this confusion can be seen in the alternative ways that requirements of the Proposal have been interpreted by other companies receiving the same Proposal. *See, e.g.*, *Halliburton Co.* (incoming no-action request, filed Dec. 22, 2008) (interpreting "holders of 10% or our outstanding common stock" to require ownership of exactly 10%); and *Verizon Communications Inc.* (incoming no-action request, filed Dec. 15, 2008) (interpreting the limitation on "exception or exclusion conditions" to potentially apply to procedural and notice provisions or the subject matter of special meetings).

permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." Any attempt to comprehend this provision results in at least two reasonable interpretations:

- **Interpretation 1:** "such bylaw and/or charter text will [(i)] not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile [(ii)] not apply to management and/or the board"; or

- **Interpretation 2**: "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) [(i)] applying to shareowners only and meanwhile [(ii)] not apply[ing] to management and/or the board."

Interpretation 1, which requires the least editing to eliminate ambiguity, would require that any bylaw and/or charter text adopted to provide 10% stockholders the ability to call a special meeting not apply to stockholders who are members of "management and/or the board." That is, it would exclude members of management and/or the board from being among the 10% stockholders who could call a special meeting. Interpretation 2 would require that any "exception or exclusion conditions" applied to stockholders in the bylaw and/or charter text also be applied to "management and/or the board." Because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability of stockholders to call a special meeting, Interpretation 2 would require that the same condition be applied to the Company's board.

The Staff frequently has concurred with the exclusion of proposals similarly susceptible to multiple interpretations as vague and indefinite because the company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). More recently, in *Ford Motor Co.* (avail. Feb. 27, 2008), the proposal requested a report on efforts to increase fuel economy "such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles." The proposal was susceptible to multiple interpretations, ranging from international advocacy for a boycott of oil from the Middle East to recommendations for the design of indicator lights in Ford vehicles, and the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); and *Philadelphia Electric Co.* (avail. Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the [c]ompany . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Consistent with Staff precedent, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); and *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is both self-contradictory and, with respect to the second sentence, subject to alternative interpretations. Moreover, neither the Company's stockholders nor its board of directors would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth in the legal opinion regarding Delaware law attached hereto as Exhibit B (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of *either* interpretation of the Proposal (as discussed above) would cause the Company to violate the Delaware General Corporation Law (the "DGCL").

Under Interpretation 1, the Proposal requests that the Company's board adopt bylaw and/or charter text giving holders of 10% of the Company's stock the ability to call a special stockholder meeting, unless such holders are members of management and/or the board. However, as discussed in the Delaware Law Opinion, doing so would "violate Delaware law because it would discriminate among holders of the same class of stock of the Company." Under Section 211(d) of the DGCL and the "doctrine of equal treatment," once the right to call a special meeting is granted to stockholders, all stock of the same class must be treated equally with respect to that right. Yet the Proposal seeks to create such inequality by requesting that the ability of stockholders to call a special meeting "not apply to management and/or the board," even if they otherwise satisfied the 10% stockholder standard. Thus, as supported by the Delaware Law Opinion, implementation of Interpretation 1 of the Proposal would cause the Company to violate state law because the Proposal would exclude stockholders who were members of management and/or the board from among those 10% stockholders who would be authorized to call a special meeting.

Under Interpretation 2, the Proposal requests that any "exception or exclusion conditions" applied to stockholders in the bylaw and/or charter text giving stockholders the ability to call a special meeting also be applied to "management and/or the board." However, as discussed in the Delaware Law Opinion, doing so would "violate Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the [DGCL]." Section 211(d) of the DGCL provides that "[s]pecial meetings of the stockholders may be called by the board of directors," without any means to limit or restrict such power in a company's bylaws or otherwise. Yet, the Proposal requests both that the ability of stockholders to call special meetings be conditioned upon holding 10% of the Company's stock and that such condition be applied to "management and/or the board." Thus, as supported by the Delaware Law Opinion, implementation of Interpretation 2 of the Proposal would cause the Company to violate state law[4] because the Proposal requests the imposition of "exception or exclusion conditions" on the unrestricted power of the Company's board to call a special meeting.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of stockholder proposals that requested the adoption of a bylaw or certificate amendment that if implemented would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporations Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring with the exclusion of a proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in DGCL

[4] The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no "exception or exclusion conditions" not required by state law) and highlights the conflict between the first and second sentences of the Proposal discussed in Section I of the text above. The language does not limit the exception and exclusion conditions that would "apply to management and/or the board." Were it to do so, the entire second sentence of the proposal would be rendered a nullity because, as supported by the Delaware Law Opinion, there is no extent to which the exception and exclusion condition included in the Proposal is permitted by state law. This ambiguity is yet another example of why, as set forth in Section I of the text above, the Proposal can be excluded under Rule 14a-8(i)(3) as vague and indefinite because the Company's stockholders would be unable "to determine with any reasonable certainty what actions would be taken under the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

Section 212(a)); and *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every stockholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors). *See also Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring stockholder approval be approved by a simple majority vote of stock since the proposal would conflict with provisions of the DGCL that require a vote of at least a majority of the outstanding stock on certain issues); and *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the DGCL, which set forth certain requirements regarding the notice of, and the record date for, stockholder meetings).

The Proposal either: (a) requests that the ability of stockholders to call a special meeting be limited to those stockholders who are not members of "management and/or the board," or (b) requests that any "exception or exclusion conditions" applied to the ability of stockholders to call a special meeting also be applied to "management and/or the board." However, Delaware law requires that the Company not discriminate among shares of the same class of stock and provides the Company's board unrestricted power to call a special meeting, neither of which can be altered by the Company. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Delaware Law Opinion, implementation of either interpretation of the Proposal would cause the Company to violate applicable state law.

III. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal, and the Proposal can be excluded under Rule 14a-8(i)(6) both because: (a) the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken," *see International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)); and (b) the Proposal seeks action contrary to state law, *see, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *Boeing Co.* (avail. Feb. 19, 2008); and *PG&E Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

As discussed in Section I above, the Proposal is vague and indefinite in numerous respects. Most significantly, the Proposal is internally inconsistent and requests that the Company's board take the impossible actions of both (a) adopting a bylaw containing an exclusion condition and (b) not including any exclusion conditions in such bylaw. Furthermore, because the Proposal is susceptible to multiple, reasonable interpretations, the Company's board cannot know what actions must be taken to implement the Proposal as envisioned by the stockholders. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

As discussed in Section II above, regardless of how the Proposal is interpreted, its implementation would violate the DGCL. Specifically, Delaware law requires that the Company not discriminate among shares of the same class of stock and provides the Company's board unrestricted power to call a special meeting, neither of which can be altered by the Company. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or W. Michael McGuire, the Company's Assistant Secretary, at (989) 636-9185.

Sincerely,

[signature]

Ronald O. Mueller

ROM/emh

Enclosures

cc: W. Michael McGuire, The Dow Chemical Company
John Chevedden
Nick Rossi

100579715_3.DOC

EXHIBIT A

Nick Ross,

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

RECEIVED
OCT 27 2008
Office of
Corporate Secretary

Rule 14a-8 Proposal

Dear Mr. Liveris,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Ross 10/6/08

cc: Charles J. Kalil
Corporate Secretary
PH: 989 636-1000
Fax: 989 832-1556
Thomas Moran <temoran@dow.com>
Assistant Secretary
PH: 989-638-2176
FX: 989-638-1740

[DOW: Rule 14a-8 Proposal, October 26, 2008]

3 – Special Shareowner Meetings

RESOLVED. Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic also won impressive support (based on 2008 yes and no votes) at the following companies:

International Business Machines (IBM)	56%	Emil Rossi (Sponosr)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent research firm, rated our company "High Concern" in CEO pay – $18 million for Andrew Liveris.
- We did not have an independent board chairman.
- Our directors need only one-vote to be elected.
- We had no shareholder right to:
  1) Cumulative voting.
  2) To act by written consent.
- Three directors, including Arnold Allemang and Geoffery Merszei, were insiders – Independence concern.
- Our Lead Director, Paul Stern, had 16-years director tenure – Independence concern.
- Two directors had 15-years tenure – Independence concerns:
  Jacqueline Barton
  Barbara Hackman Franklin
- Directors with more than 15-years tenure held 5 seats on our key audit, executive pay and nomination committees – Independence concern.
- Our directors served on 7 boards rated "D" by TCL:
  Andrew Liveris Citigroup (C)

John Hess	Hess Corporation (HES)
James Ringler	Teradata (TDC)
James Ringler	FMC Technologies (FTI)
Ruth Shaw	Wachovia (WB)
Dennis Reilley	Covidien (COV)
Dennis Reilley	Marathon Oil (MRO)

• Plus Dennis Reilley was rated a "Problem Director" by TCL due to his involvement with bankrupt Entergy Corporation and yet served on our key audit and executive pay committees.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 ***, sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

-----Original Message-----
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 27, 2008 3:19 PM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Proposal (DOW) SPM

Mr. McGuire,
Please see the attachment.
Sincerely,
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Nick Ross,

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

MODIFIED NOV. 27, 2008

Rule 14a-8 Proposal

Dear Mr. Liveris,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Ross 10/6/08

cc: Charles J. Kalil
Corporate Secretary
PH: 989 636-1000
Fax: 989 832-1556
Thomas Moran <temoran@dow.com>
Assistant Secretary
PH: 989-638-2176
FX: 989-638-1740

[DOW: Rule 14a-8 Proposal, October 26, 2008, Modified November 27, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic also won impressive support at the following companies based on 2008 yes and no votes:

International Business Machines (IBM)	56%	Emil Rossi (Sponsor)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent research firm, rated our company "High Concern" in CEO pay with $18 million for Andrew Liveris.
- Three directors, including Arnold Allemang and Geoffery Merszei, were insiders – Independence concern.
- Our Lead Director, Paul Stern, had 16-years director tenure – Independence concern.
- Two directors had 15-years tenure – Independence concerns:
  - Jacqueline Barton
  - Barbara Hackman Franklin
- These directors with more than 15-years tenure held 5 seats on our key audit, executive pay and nomination committees – Independence concern.
- Our directors served on 7 boards rated "D" by The Corporate Library:

Andrew Liveris	Citigroup (C)
John Hess	Hess Corporation (HES)
James Ringler	Teradata (TDC)
James Ringler	FMC Technologies (FTI)
Ruth Shaw	Wachovia (WB)
Dennis Reilley	Covidien (COV)
Dennis Reilley	Marathon Oil (MRO)

- Plus Dennis Reilley was rated a "Problem Director" by TCL due to his involvement with bankrupt Entergy Corporation and yet he served on our key audit and executive pay committees.
- Our directors need only one-vote to be elected.
- We had no shareholder right to:
  Cumulative voting.
  To act by written consent.
  Vote on executive pay.
  An independent Board Chairman.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

2030 Dow Center

October 28, 2008

Via Mail

Mr. Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Stockholder Proposal on Special Shareowner Meetings

Dear Mr. Rossi:

By way of this letter, I wish to acknowledge timely receipt on October 27, 2008 of a stockholder proposal on special shareowner meetings that you are submitting for the 2009 Annual Meeting of Stockholders of The Dow Chemical Company. We understand that you are once again appointing Mr. John Chevedden as your representative and substitute, and I will direct communications to Mr. Chevedden as you have instructed.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date, we have not received such proof of ownership.

To remedy this defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. For your reference, please find enclosed a copy of Rule 14a-8.

Dow's Annual Meeting will be held on May 14, 2009, in Midland, Michigan. Thank you.

Sincerely,

W. Michael McGuire
Assistant Secretary
989-636-9185
Fax: 989-638-1740
wmmcguire@dow.com

Enclosure – Rule 14a-8 of the Securities Exchange Act of 1934

cc: John Chevedden, via Overnight Mail

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy

statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 06, 2008 7:48 PM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Broker Letter (DOW)

Mr. McGuire,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,

John Chevedden

5558 Round Barn Blvd, #201
Santa Rosa, CA 95403
toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Post-it® Fax Note 7671	Date 11-6-08	# of pages ▸
To Michael McGuire	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 989-638-1740	Fax #	

Morgan Stanley

November 21, 2007

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley IRA STD :
on the respective dates:

Acco Brands
12/31/2005 held 93 shares
2/24/2006 sold all shares

American International Group 7.7% Due 2047-12-18
12/11/2007 purchase & held 1600 shares

AmSouth Bank Corp n.k.a Regions Financial Corp New
12/31/2005 held 300 shares
11/06/2006 merges with Regions Financial Corp New
11/06/2006 held 239 shares

Archstone Smith Trust New
12/31/2005 held 260 shares
10/09/2007 Archstone Smith Trust New exchanged for cash, no longer holds a position

Bristol Myers Squibb Co.
12/31/2005 held 1000 shares

Fortune Brands Inc.
12/31/2005 held 398 shares

Frontline Capital Group
12/31/2005 held 240 shares

Gallaher GP Plc ADR
12/31/2005 398 shares
05/04/2007 Gallaher GP exchanged for cash, no longer holds a position

Merchants Bankshares
12/31/2005 held 300 shares

Reckson Associates Real Corp.

12/31/2005 held 500 shares
12/11/2006 sold all 500 shares, no longer has a position

<u>WGL Holdings Inc (HLDG CO)</u>
12/31/2005 held 600 shares

<u>Apartment Investment & Management (preferred stock)</u>
12/31/2005 held 400 shares

<u>Dow Chemical</u> Co.
08/11/2006 bought 600 shares

<u>Bank of America Corp.</u>
04/30/2007 bought 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,
Mark S. Christensen
Mark S Christensen
Financial Advisor

From:	McGuire, Mike (WM) - Legal
Sent:	Monday, November 10, 2008 12:47 PM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Cc:	Fradette, Susan (SM); DeBolt, Laura (L); Mueller, Ronald O.
Subject:	FW: Rule 14a-8 Broker Letter (DOW)
Attachments:	CCE00011.pdf

CCE00011.pdf
(111 KB)

Thank you for your correspondence, but we will need current information regarding Mr. Rossi's holdings. The attached Morgan Stanley document is dated almost a year ago.

Regards,
Mike

-----Original Message-----
From: olmsted [mailto FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 06, 2008 7:48 PM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Broker Letter (DOW)

Mr. McGuire,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

MorganStanley

Post-it® Fax Note 7671	Date 11-6-08 # of pages ▸
To Michael McGuire	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 989-638-1740	Fax #

November 21, 2007

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley IRA STD :
on the respective dates:

Acco Brands
12/31/2005 held 93 shares
2/24/2006 sold all shares

American International Group 7.7% Due 2047-12-18
12/11/2007 purchase & held 1600 shares

AmSouth Bank Corp n.k.a Regions Financial Corp New
12/31/2005 held 300 shares
11/06/2006 merges with Regions Financial Corp New
11/06/2006 held 239 shares

Archstone Smith Trust New
12/31/2005 held 250 shares
10/09/2007 Archstone Smith Trust New exchanged for cash, no longer holds a position

Bristol Myers Squibb Co.
12/31/2005 held 1000 shares

Fortune Brands Inc.
12/31/2005 held 398 shares

Frontline Capital Group
12/31/2005 held 240 shares

Gallaher GP Plc ADR
12/31/2005 398 shares
05/04/2007 Gallaher GP exchanged for cash, no longer holds a position

Merchants Bankshares
12/31/2005 held 300 shares

Reckson Associates Real Corp.

12/31/2005 held 500 shares
12/11/2006 sold all 500 shares, no longer has a position

WGL Holdings Inc (HLDG CO)
12/31/2005 held 600 shares

Apartment Investment & Management (preferred stock)
12/31/2005 held 400 shares

Dow Chemical Co.
08/11/2006 bought 600 shares

Bank of America Corp.
04/30/2007 bought 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,
Mark S. Christensen
Mark S Christensen
Financial Advisor

From: olmsted [mailto:*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 10, 2008 4:03 PM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Broker Letter (DOW) SPM

Mr. McGuire,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

November 10, 2008

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

To: Nick Rossi

Post-it® Fax Note 7671	Date 11-6-08 (11-10-08)	# of pages ▶
To Michael McGuire	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone	
Fax # 989-638-1740	Fax # *** FISMA & OMB Memorandum M-07-16 ***	

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley IRA STD on the respective dates:

Acco Brands
12/31/2005 held 93 shares
2/24/2006 sold all shares

American International Group 7.7% Due 2047-12-18
12/11/2007 purchase & held 1600 shares

AmSouth Bank Corp n.k.a Regions Financial Corp New
12/31/2005 held 300 shares
11/06/2006 merges with Regions Financial Corp New
11/06/2006 held 239 shares

Archstone Smith Trust New
12/31/2005 held 250 shares
10/09/2007 Archstone Smith Trust New exchanged for cash, no longer holds a position

Bristol Myers Squibb Co.
12/31/2005 held 1000 shares

Fortune Brands Inc.
12/31/2005 held 398 shares

Frontline Capital Group
12/31/2005 held 240 shares

Gallaher GP Plc ADR
12/31/2005 398 shares
05/04/2007 Gallaher GP exchanged for cash, no longer holds a position

Merchants Bankshares
12/31/2005 held 300 shares

Reckson Associates Real Corp.

12/31/2005 held 500 shares
12/11/2006 sold all 500 shares, no longer has a position

WGL Holdings Inc (HLDG CO)
12/31/2005 held 600 shares

Apartment Investment & Management (preferred stock)
12/31/2005 held 400 shares

Dow Chemical Co.
08/11/2006 bought 600 shares

Bank of America Corp.
04/30/2007 bought 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,
Mark S. Christensen
Mark S Christensen
Financial Advisor

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 6, 2009

The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Re: **Stockholder Proposal Submitted By John Chevedden**

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to The Dow Chemical Company, a Delaware corporation (the "Company"), by John Chevedden (the "Proponent"), under the name of Nick Rossi as his nominal proponent, for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, and (ii) whether the Proposal is a proper subject for stockholder action under Delaware law.

I. The Proposal.

The Proposal asks the board of directors of the Company (the "Board") to take the steps necessary to amend the bylaws of the Company and "each appropriate governing document to give holders of 10% of . . . [the] outstanding common stock [of the Company] . . . the power to call special shareowner meetings" and further asks that "such bylaw and/or charter text will not have any exception or exclusion conditions . . . applying to shareowners only and meanwhile not apply to management and/or the board." In its entirety, the Proposal reads as follows:

> RESOLVED. Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to

> shareowners only and meanwhile not apply to management and/or the board.[1]

II. Summary.

The Proposal is susceptible to at least two different interpretations. The first interpretation would require that any bylaw or charter provision allowing stockholders owning at least 10% of the Company's common stock to call a special meeting not apply to stockholders who are members of "management and/or the board" (such stockholders, "Inside Stockholders"). As a result, Inside Stockholders would be prohibited from exercising the same rights accorded to other stockholders. Insofar as the Proposal is interpreted in this manner, it would, if implemented, violate Delaware law because it would discriminate among holders of the same class of stock of the Company. The basis for this opinion is set forth in Section III.A of this letter.

The second interpretation of the Proposal would require that any "exception or exclusion condition" applied to stockholders in the bylaw or charter provision also be applied to "management and/or the board."[2] As a result, the Board would be prohibited from calling a special meeting unless it satisfied the 10% stock ownership condition called for in the first sentence of the Proposal. Insofar as the Proposal is interpreted in this manner, it would, if implemented, violate Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the Delaware General Corporation Law (the "DGCL"). The basis for this opinion is set forth in Section III.B of this letter.

For the foregoing reasons, it is our opinion that the Proposal would cause the Company to violate Delaware law if it were implemented. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Section IV of this letter, the Proposal is not a proper subject for stockholder action under Delaware law.

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1 A longer supporting statement, not relevant to our opinion, accompanies the Proposal.

2 We understand that the Company has received a slightly modified version of the proposal that would eliminate the ambiguity inherent in the Proposal and leave the Proposal susceptible only to this second interpretation. As discussed in Section III.B of this letter, we believe the implementation of a proposal subject only to this interpretation, by itself, would violate Delaware law.

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

A. Delaware Law Prohibits Discrimination Among Holders Of The Same Class Of Stock.

It is a fundamental rule of Delaware law that shares of the same class of stock are equal, and that the holders of such shares have the same rights on a pro rata basis. Although the Delaware statute establishes an exception to this rule to the extent that a certificate of incorporation specifies the *voting* rights of holders on other than a pro rata basis (for example, basing the per share voting right of a stockholder on the total number of shares owned by such holder), neither the statute nor the case law recognizes a similar exception concerning the right to call special meetings.

The right to call special meetings is set forth in Section 211(d) of the DGCL, which allows a corporation's certificate of incorporation or bylaws to authorize a "person or persons" to call special meetings of stockholders:

> Special meetings of the stockholders may be called by the board of directors *or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.*

8 *Del. C.* § 211(d) (emphasis added).[3] Importantly, any charter or bylaw provision relating to special meetings must not be contrary to law. *See* 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation."); *id.* § 102(b)(1) (authorizing a charter to include provisions "regulating the powers of the . . . stockholders," but expressly stating that such provisions may not be "contrary to the laws of this State"). The Delaware Supreme Court, for example, has interpreted this requirement in the context of Section 109(b) to mean that, in addition to not "facially violat[ing]" any provision of the DGCL, a bylaw may not "violate any common law rule or precept." *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 238 (Del. 2008); *see also Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837, 843-44 (Del. Ch. 2004) (stating that the term "contrary to the laws of this state," as used in Section 102(b)(1), means a provision that "transgress[es] a statutory enactment or a public policy settled by the common law or implicit in the General Corporation [law] itself") (citations and internal quotations omitted).

Because the Proposal would exclude some holders of the Company's common stock from the group of stockholders with the right to call special meetings, the Proposal would be inconsistent with the "doctrine of equal treatment." This doctrine is a basic rule against discrimination, requiring that shares of stock of the same class be accorded equal and identical

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[3] The bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

rights, regardless of the identity of the holder. *See, e.g.*, *In re Sea-Land Corp.*, 642 A.2d 792, 299 n.10 (Del. Ch. 1993) ("It has long been acknowledged that absent an express agreement or statute to the contrary, all shares of stock are equal."); *Jedwab v. MGM Grand Hotels, Inc.*, 509 A.2d 584, 593 (Del. Ch. 1986) ("At common law and in the absence of an agreement to the contrary all shares of stock are equal."); *Penington v. Commonwealth Hotel Const. Corp.*, 155 A. 514, 520 (Del. Ch. 1931) (same).[4]

Insofar as the Proposal prohibits the recognition of shares held by Inside Stockholders for purposes of any bylaw or charter provision authorizing stockholders owning at least 10% of the Company's common stock to call a special meeting, the Proposal would violate this doctrine as it would discriminate against Inside Stockholders. For example, a member of

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[4] The discussion of the equal treatment doctrine in *In re Sea-Land Corp.* acknowledges that "in some circumstances Delaware law permits shareholders (as distinguished from shares) to be treated unequally." 642 A.2d at 799 n.10. *See also Applebaum v. Avaya, Inc.*, 805 A.2d 209, 214 (Del. Ch. 2002), *aff'd*, 812 A.2d 880 (Del. 2002) (interpreting Section 155 of the DGCL, which authorizes a corporation to issue fractional shares or provide alternative consideration in lieu of fractional shares, to allow a corporation to issue fractional shares to some stockholders but not others following a reverse stock split and stating that "directors acting consistently with their fiduciary duties may draw distinctions between groups of stockholders in defining the basic economic terms of transactions (subject to a requirement that all stockholders be treated fairly)"); *Nixon v. Blackwell*, 626 A.2d 1366, 1376 (Del. 1993) (discussing board approval of an employee stock option plan and key man life insurance program which together had the effect of benefiting certain stockholders but not others and stating that "stockholders need not always be treated equally for all purposes" as long as such treatment is fair).

The cases cited for this proposition, other than *Providence & Worcester Co. v. Baker*, 378 A.2d 121, 123 (Del. 1977), which is discussed at length in this opinion below, are concerned with a board of directors engaging in a business strategy or transaction that effects certain stockholders differently than others. *E.g.*, *Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946, 956 (Del. 1985) (discriminatory self tender offer); *Revlon, Inc. v. MacAndrews & Forbes Holdings*, 506 A.2d 173, 180-81 (Del. 1986) (adoption of a stockholder rights plan); *see also Cheff v. Mathes*, 199 A.2d 548, 554-56 (Del. 1964) (selective stock repurchase); *Fisher v. Moltz*, 1979 WL 2713 (Del. Ch. Dec. 28, 1979) (same). Stated another way, these cases stand for the proposition that "there are occasions where *boards of directors are permitted to treat different groups of stockholders differently*, as long as it is in accordance with their fiduciary duties." *Tooley v. AXA Fin., Inc.*, 2005 WL 1252378, at *5 n.18 (Del. Ch. May 13, 2005) (emphasis added). However, these cases do not stand for the proposition that a corporation's governing documents may discriminate among holders of the same class of stock in a matter of fundamental corporate governance.

management who may want to join with other stockholders in calling a special meeting would find that his or her stock does not count toward the calculation of the requisite 10% of outstanding common stock. This would create a discriminatory distinction between shares owned by Inside Stockholders and other shares.

The most common application of the equal treatment doctrine in the caselaw relates to dividends, requiring that all holders of identical shares receive the same dividends when dividends are declared and paid. Thus, in *Telvest, Inc. v. Olson*, 1979 WL 1759 (Del. Ch. Mar. 8, 1979), the Delaware Court of Chancery enjoined the distribution of a stock dividend because, *inter alia*, the dividend would not be issued on a pro rata basis. The proposed dividend in that case was of preferred shares that carried special voting rights on certain transactions. The defendant corporation argued that the fact that the dividend would be issued on a rounded basis so that the voting rights of certain holders of common stock receiving the dividend would be rounded up involved only a "slight" increase in the voting rights of those stockholders. The Court refused to find that there was any "*de minimis*" exception to the absolute requirement of equal treatment in dividends. *Id.* at *18.

The rule of equal treatment has one well-known exception, which permits discrimination among holders as to voting rights in a corporation's charter. This exception, however, is not applicable to Section 211(d) or the right to call special meetings.[5] The leading decision recognizing the exception makes it clear that the exception derives from the specific language of the statutory section governing voting rights—Section 212(a) of the DGCL.[6] In the decision, *Providence & Worcester Co. v. Baker*, 378 A.2d 121, 123 (Del. 1977), the Delaware Supreme Court interpreted Section 212(a) of the DGCL to allow a certificate of incorporation to limit the voting power of large stockholders in two ways: first, by allowing one vote for the first fifty shares of stock held by a stockholder, but only one vote for every additional twenty shares held by such stockholder; second, by prohibiting any stockholder from voting more than 25% of

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5 A right to "call" a special meeting conferred pursuant to Section 211(d) is not a right to vote on whether a special meeting should be convened. *Cf. Matulich v. Aegis Comm'ns Group, Inc.*, 2007 WL 1662667, at *6 (Del. Ch. May 31, 2007) (observing that the DGCL "specifically contemplates that a shareholder may be granted multiple methods by which they may express an opinion" and distinguishing a consent right granted in a certificate of incorporation from a voting right).

6 Unlike Section 211(d), Section 212(a) expressly renders equal treatment a default, subject to variance in a corporation's certificate of incorporation. *Compare* 8 *Del. C.* § 212(a) ("Unless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder.") *with* 8 *Del. C.* § 211(d) ("Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.").

the corporation's outstanding common stock. The Court in *Providence & Worcester Co.* relied heavily on the precise language and statutory history of Section 212(a) in declining to declare such a charter provision void. *See also Matulich*, 2007 WL 1662667, at *4 ("[W]hen a Court interprets a statute, it seeks to ascertain and give effect to the intent of the legislature.") (citations and internal quotations omitted). Importantly, the Court found that the predecessor statute to Section 212(a) had permitted differential voting rights; that this rule was subsequently changed to require uniformity; and that a final change required uniformity as the default rule unless, as stated in Section 212(a), "otherwise permitted in the certificate of incorporation." The Court also found that "voting restrictions" such as those in the Providence and Worcester charter were familiar to the legislature at the time it added the phrase "unless otherwise provided in the certificate of incorporation" to the statute. In short, the entire analysis was driven by the specific history, language and context of, and the specific amendments to, the voting rights statute (Section 212(a)).

By contrast, there is no such statutory or historic support for an interpretation of the special meeting statute, Section 211(d), that would permit discrimination among stockholders. Prior to wholesale revisions to the DGCL in 1967, Section 211(d) had "no counterpart" in the Delaware corporations statute. 1 EDWARD P. WELCH, FOLK ON THE DELAWARE GENERAL CORPORATION LAW § 211.8 (5th ed. 2008). Commentary from an advisor to the committee that substantially revised the DGCL in 1967 states that the revised statute (which was ultimately adopted and codified in Section 211(d)) should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Ernest L. Folk, III, *The Delaware Corporation Law: A Study of the Statute with Recommended Revisions* 112 (1964). This commentary illustrates the drafters' intent with respect to the "person or persons" that may be conferred with the power to call a special meeting. Such intent is in conformity with pre-1967 caselaw regarding the right to call a special meeting and does not illustrate any intent to create an exception to the fundamental doctrine of equal treatment. *E.g., Richman v. DeVal Aerodynamics, Inc.*, 183 A.2d 569 (Del. Ch. 1962) (applying a bylaw provision authorizing president or holders of a majority of the corporation's stock to call special meeting); *Campbell v. Loew's Inc.*, 134 A.2d 852 (Del. Ch. 1957) (construing a bylaw provision authorizing president to call special meeting); *Moon v. Moon Motor Car Co.*, 151 A. 298 (Del. Ch. 1930) (applying a bylaw provision authorizing president or holders of a majority of the corporation's stock to call special meeting).

Moreover, we believe that judicial interpretation of two other sections of the DGCL, both relating to dividends, is more analogous to the present situation than the unique analysis in *Providence & Worcester Co.* As stated above, the most common application of the equal treatment doctrine relates to dividends. The DGCL provisions relating to dividends, like Section 212(a), are enabling—allowing a certificate of incorporation to govern the declaration of dividends. *See* 8 *Del. C.* § 151(c) ("The holders of preferred or special stock of any class or of any series thereof shall be entitled to receive dividends at such rates, on such conditions and at such times *as shall be stated in the certificate of incorporation* . . . .") (emphasis added); *id.* § 170(a) ("The directors of every corporation, *subject to any restrictions contained in its certificate of incorporation*, may declare and pay dividends upon the shares of its capital stock . . . .") (emphasis added). However, it is clear that, notwithstanding the ability to address the payment of dividends in a certificate of incorporation, the doctrine of equal treatment with respect to dividends may only be abrogated by unanimous consent of the stockholders. *See In re Reading Co.*, 711 F.2d 509, 519 (3d Cir. 1983) ("While, ordinarily, dividends must be apportioned among the stockholders pro rata to their several holdings, 'it cannot be doubted that the stockholders may, *by unanimous consent*, adopt and become bound to a different mode of division.'") (emphasis added and citation omitted). It is our opinion that, similar to the right to receive a dividend, absent unanimous consent of the stockholders, if the right to call a special meeting is granted to stockholders, then all holders of the same class of stock must be treated equally with respect to that right.[7]

B. The Directors' Right to Call Special Meetings Cannot Be Limited.

1. The Board Of Directors Has An Unqualified Statutory Right To Call Special Meetings.

Section 211(d) of the DGCL expressly grants to the board of directors of a Delaware corporation the power to call special meetings of stockholders:

> *Special meetings of the stockholders may be called by the board of directors* or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

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[7] We also recognize that Section 211(d) allows the right to call special meetings to be conferred upon "such person or persons" as may be authorized by the bylaws. In our opinion, the use of the term "person or persons" in Section 211(d) does not create an exception to the fundamental doctrine of equal treatment. *First*, as discussed above, the legislative history of Section 211(d) does not illustrate any intent to create an exception to the doctrine of equal treatment. *Second*, we believe that the use of the term "person or persons" in Section 211(d), when used with respect to stockholders, is similar to the use of the term "shares of its capital stock" in the DGCL provision authorizing the declaration and payment of dividends. *See* 8 *Del. C.* § 170(a) ("The directors of every corporation . . . may declare and pay dividends upon the *shares of its capital stock* . . . .") (emphasis added). The use of the subject "shares of its capital stock" in Section 170 has not been interpreted to abrogate the doctrine of equal treatment on the basis of that subject, and we believe that the use of the term "person or persons" in Section 211(d), when used with respect to stockholders, would be treated similarly. *Cf. Telvest, Inc.*, 1979 WL 1759.

8 *Del. C.* § 211(d) (emphasis added). This statute invests the board of directors with the power to call a special meeting but does not provide any means to circumscribe that power in a corporation's bylaws or certificate of incorporation.[8] No other provision of the DGCL authorizes any limitations on or modifications to the board's power to call a special meeting pursuant to Section 211(d).

As stated above, a corporation's bylaws "may contain any provision, not inconsistent with law," 8 *Del. C.* § 109(b), and a corporation's certificate of incorporation may not be "contrary to the laws of this State," *id.* § 102(b)(1). Insofar as the Proposal would require that any "exception or exclusion condition" applied to stockholders also be applied to the Board, such that the 10% stock ownership condition mandated by the first sentence of the Proposal would prohibit the Board from calling a special meeting if the directors did not collectively own 10% of the outstanding common stock, the Board would violate Delaware law if it adopted the type of bylaw or charter provision urged by the Proponent because such provision would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.[9]

Such an attempt to limit the Board's unqualified statutory power to call a special meeting would also be inconsistent with other provisions of the DGCL. Delaware law provides that "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors." 8 *Del. C.* 141(a). Indeed, the DGCL provides that the board of directors has exclusive authority to initiate certain significant actions that are conditioned upon and subject to subsequent stockholder approval. Limiting a board's power to call special meetings would impinge upon that exclusive authority. For example, to effect certain mergers or amendments to a corporation's certificate of incorporation, a board must first approve such action, and then submit the action to stockholders for approval. *See* 8 *Del. C.* §§ 251, 242. In exercising its fiduciary duties in approving a merger agreement or charter amendment, a board may determine that its fiduciary duties require it to call a special meeting to present the matter to

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8 As stated above, the bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

9 Although one need look only to the express terms of Section 211(d) to determine that the Proposal would be invalid, we note that the legislative history of Section 211(d) further supports our opinion. As stated above, commentary from an advisor to the committee that substantially revised the DGCL in 1967 states that the revised statute should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Folk, *supra* at 112. This commentary illustrates the drafters' recognition that the power of the board of directors—as opposed to other persons—to call a special meeting is inviolate.

stockholders for consideration. *See Mercier v. Inter-Tel (Del.), Inc.*, 929 A.2d 786, 817-19 (Del. Ch. 2007) (noting how the board's fiduciary duties were implicated when it decided to reschedule a special meeting for the approval of a merger that the board believed to be in the best interests of the stockholders); *Perlegos v. Atmel Corp.*, 2007 WL 475453, at *25 (Del. Ch. Feb. 8, 2007) (discussing fiduciary duties concomitant with the call and cancellation of a special meeting). Those duties do not disappear in those times when directors may fail to satisfy a particular stock ownership threshold. Accordingly, the power to call a special meeting is a fundamental one that cannot be constrained without placing a board's ability to fulfill its fiduciary duties in jeopardy—a result that the law will not permit.

2. <u>There Are Certain Matters For Which Stockholders May Not Call Meetings.</u>

As noted above, Delaware law provides that there are certain matters for which only directors may call special meetings. For example, only the board may call a meeting for the purpose of approving a merger agreement, because the board must approve a merger agreement before it is submitted to stockholders. *See Tansey v. Trade Show News Networks, Inc.*, 2001 WL 1526306 at *7 (Del. Ch. Nov. 27, 2001) (finding a merger to be "void *ab initio*" because its approval did not follow this proper sequence). By the same token, an amendment to the certificate of incorporation must be recommended by the board initially and then presented to the stockholders for approval. *See AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("Both steps must occur in that sequence, and under no circumstances may stockholders act before the mandated board action proposing and recommending the amendment."). Accordingly, there is implicit in the DGCL an exception that is permitted—in fact required—by law that applies to prohibit stockholders from calling meetings for certain purposes.[10] Because, under this interpretation of the Proposal, this exception would also have to apply to the Board, the Proposal, literally read, would make it impossible for the Board to initiate an amendment to the certificate of incorporation or a merger other than at the time of the Company's annual meeting. Such a fundamental stripping of the board's power would violate Delaware law. *See, e.g., Jones Apparel Group, Inc.*, 883 A.2d at 851-52 (suggesting that a certificate of incorporation may not contain restrictions on board power dealing with mergers or charter amendments).

In sum, insofar as the Proposal would prohibit the Board from calling a special meeting if the directors did not collectively own 10% of the outstanding common stock, implementation of the Proposal would violate Delaware law because it would (1) impose on the Board a 10% stock ownership condition in order to call a special meeting of the stockholders in

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[10] The reference in the second sentence of the Proposal to "the fullest extent permitted by state law" does not save the Proposal. On its face, such language addresses the extent to which the requested amendments to the bylaws and "each appropriate governing document" may require exception or exclusion conditions under state law to apply to the stockholders.

violation of Section 211 of the DGCL and (2) purport to prohibit the Board from calling a special meeting to consider matters that only directors can initiate, such as charter amendments and mergers. Thus, by seeking to make the power of the Board and the power of stockholders to call special meetings equivalent, the Proposal would place restrictions on the fundamental power vested in the Board by Delaware law. As a result, the implementation of the Proposal would violate Delaware law.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

V. Conclusion.

For the foregoing reasons, it is our opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

2645489

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

January 6, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 22013-00029

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of John Chevedden (Rossi)
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly in the name of Nick Rossi as his nominal proponent.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent and his nominal proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the

Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal[1] states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

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[1] On October 27, 2008, the Company received the original version of the Proposal from the Proponent. On November 27, 2008, the Company received an "updated" version of the Proposal from the Proponent, which sought to revise the language of the resolution and supporting statement from the original version of the Proposal. Pursuant to the guidance provided in Staff Legal Bulletin No. 14 (Jul. 13, 2001), the Company has chosen not to accept the Proponent's revisions, and this letter will address the original version of the Proposal.

If, for any reason, the Staff believes that it is appropriate to consider the "updated" version of the Proposal, we believe that such version of the Proposal also may properly be excluded from the 2009 Proxy Materials for all of the reasons set forth herein, except for those reasons that rely upon Interpretation 1 (as defined in the text below) of the second sentence of the Proposal because the "updated" version of the Proposal is not susceptible to such interpretation. Therefore, we respectfully request that the Staff concur that it will take no action if the Company excludes the "updated" version of the Proposal from its 2009 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law, Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading, and Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

BASES FOR EXCLUSION

We believe that the Proponent has exceeded the one proposal limitation of Rule 14a-8(c) and does not satisfy the ownership requirements of Rule 14a-8(b) for the reasons addressed in a separate no-action request submitted concurrently herewith and, accordingly, that the Proposal is excludable on those bases. In addition, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;
- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law; and
- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of stockholder proposals, including proposals requesting amendments to a company's certificate of incorporation or bylaws. *See Alaska Air Group Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a stockholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite"); and *Peoples Energy Corp.* (avail. Nov. 23, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the certificate and bylaws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect"). In fact, the Staff has concurred with the exclusion under Rule 14a-8(i)(3) of the Proponent's prior proposal seeking to alter the ability of stockholders to call special meetings, which was submitted to both the Company, *see The Dow Chemical Co.* (avail. Jan. 31, 2008), and numerous other companies, *see Raytheon Co.* (avail. Mar. 28, 2008); *Office Depot Inc.* (avail. Feb. 25, 2008); *Mattel Inc.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (avail. Feb. 22, 2008); *CVS Caremark Corp.* (avail. Feb. 21, 2008); *Intel Corp.* (avail. Jan. 31, 2008); *JPMorgan Chase & Co.* (avail. Jan. 31, 2008); *Safeway Inc.* (avail. Jan. 31, 2008); *Time Warner Inc.* (avail. Jan. 31, 2008); *Bristol Myers Squibb Co.* (avail. Jan. 30, 2008); *Pfizer Inc.* (avail. Jan. 29, 2008); and *Exxon Mobil Corp.* (avail. Jan. 28, 2008) (concurring, in each case, with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting").

Moreover, the Staff has on numerous occasions concurred that a stockholder proposal was sufficiently misleading so as to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a stockholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); and *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" as "vague and indefinite").

In the instant case, neither the Company nor its stockholders can determine the measures requested by the Proposal, because the Proposal itself is internally inconsistent. The operative language in the Proposal consists of two sentences. The first sentence requests that the Company's board of directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only." However, the bylaw or charter text requested in the first sentence of the Proposal on its face includes an "exclusion condition," in that it explicitly excludes holders of less than 10% of the Company's outstanding common stock from having the ability to call a special meeting of stockholders.[2] Thus, the bylaw or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal, and accordingly, neither the Company nor its stockholders know what is required.[3]

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications Inc.* (avail. Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3). *See also Boeing Co.* (avail. Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for stockholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes the specific requirement that only stockholders holding 10% of the Company's stock have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be no "exception or exclusion conditions." In fact, the Proposal creates more confusion for stockholders than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Furthermore, the second sentence of the Proposal is itself so vague and ambiguous that it is impossible to ascertain what the Proposal requires. That sentence provides that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent

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2 The clause in the second sentence that, effectively, would allow any "exception or exclusion conditions" required by any state law to which the Company is subject does not address or remedy the conflict between the two sentences, because the 10% stock ownership condition called for in the first sentence is not required by Delaware law, under which the Company is incorporated.

3 Evidence of this confusion can be seen in the alternative ways that requirements of the Proposal have been interpreted by other companies receiving the same Proposal. *See, e.g., Halliburton Co.* (incoming no-action request, filed Dec. 22, 2008) (interpreting "holders of 10% or our outstanding common stock" to require ownership of exactly 10%); and *Verizon Communications Inc.* (incoming no-action request, filed Dec. 15, 2008) (interpreting the limitation on "exception or exclusion conditions" to potentially apply to procedural and notice provisions or the subject matter of special meetings).

permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board." Any attempt to comprehend this provision results in at least two reasonable interpretations:

- **Interpretation 1:** "such bylaw and/or charter text will [(i)] not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile [(ii)] not apply to management and/or the board"; or
- **Interpretation 2:** "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) [(i)] applying to shareowners only and meanwhile [(ii)] not apply[ing] to management and/or the board."

Interpretation 1, which requires the least editing to eliminate ambiguity, would require that any bylaw and/or charter text adopted to provide 10% stockholders the ability to call a special meeting not apply to stockholders who are members of "management and/or the board." That is, it would exclude members of management and/or the board from being among the 10% stockholders who could call a special meeting. Interpretation 2 would require that any "exception or exclusion conditions" applied to stockholders in the bylaw and/or charter text also be applied to "management and/or the board." Because the first sentence of the Proposal imposes a 10% stock ownership condition on the ability of stockholders to call a special meeting, Interpretation 2 would require that the same condition be applied to the Company's board.

The Staff frequently has concurred with the exclusion of proposals similarly susceptible to multiple interpretations as vague and indefinite because the company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). More recently, in *Ford Motor Co.* (avail. Feb. 27, 2008), the proposal requested a report on efforts to increase fuel economy "such that no Ford vehicles will indicate there is a need for any country in the world to buy oil from the Middle East to fuel the new Ford vehicles." The proposal was susceptible to multiple interpretations, ranging from international advocacy for a boycott of oil from the Middle East to recommendations for the design of indicator lights in Ford vehicles, and the Staff concurred with the exclusion of the proposal as vague and indefinite. *See also Prudential Financial Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations); and *Philadelphia Electric Co.* (avail. Jul. 30, 1992) (noting that the proposal, which was susceptible to multiple interpretations due to ambiguous syntax and grammar, was "so inherently vague and indefinite that neither the shareholders . . . nor the [c]ompany . . . would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires").

Consistent with Staff precedent, the Company's stockholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B. *See also Boeing Corp.* (avail. Feb. 10, 2004); and *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its stockholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is both self-contradictory and, with respect to the second sentence, subject to alternative interpretations. Moreover, neither the Company's stockholders nor its board of directors would be able to determine with any certainty what actions the Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the State of Delaware. For the reasons set forth in the legal opinion regarding Delaware law attached hereto as Exhibit B (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of *either* interpretation of the Proposal (as discussed above) would cause the Company to violate the Delaware General Corporation Law (the "DGCL").

Under Interpretation 1, the Proposal requests that the Company's board adopt bylaw and/or charter text giving holders of 10% of the Company's stock the ability to call a special stockholder meeting, unless such holders are members of management and/or the board. However, as discussed in the Delaware Law Opinion, doing so would "violate Delaware law because it would discriminate among holders of the same class of stock of the Company." Under Section 211(d) of the DGCL and the "doctrine of equal treatment," once the right to call a special meeting is granted to stockholders, all stock of the same class must be treated equally with respect to that right. Yet the Proposal seeks to create such inequality by requesting that the ability of stockholders to call a special meeting "not apply to management and/or the board," even if they otherwise satisfied the 10% stockholder standard. Thus, as supported by the Delaware Law Opinion, implementation of Interpretation 1 of the Proposal would cause the Company to violate state law because the Proposal would exclude stockholders who were members of management and/or the board from among those 10% stockholders who would be authorized to call a special meeting.

Under Interpretation 2, the Proposal requests that any "exception or exclusion conditions" applied to stockholders in the bylaw and/or charter text giving stockholders the ability to call a special meeting also be applied to "management and/or the board." However, as discussed in the Delaware Law Opinion, doing so would "violate Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the [DGCL]." Section 211(d) of the DGCL provides that "[s]pecial meetings of the stockholders may be called by the board of directors," without any means to limit or restrict such power in a company's bylaws or otherwise. Yet, the Proposal requests both that the ability of stockholders to call special meetings be conditioned upon holding 10% of the Company's stock and that such condition be applied to "management and/or the board." Thus, as supported by the Delaware Law Opinion, implementation of Interpretation 2 of the Proposal would cause the Company to violate state law[4] because the Proposal requests the imposition of "exception or exclusion conditions" on the unrestricted power of the Company's board to call a special meeting.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of stockholder proposals that requested the adoption of a bylaw or certificate amendment that if implemented would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporations Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring with the exclusion of a proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in DGCL

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[4] The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no "exception or exclusion conditions" not required by state law) and highlights the conflict between the first and second sentences of the Proposal discussed in Section I of the text above. The language does not limit the exception and exclusion conditions that would "apply to management and/or the board." Were it to do so, the entire second sentence of the proposal would be rendered a nullity because, as supported by the Delaware Law Opinion, there is no extent to which the exception and exclusion condition included in the Proposal is permitted by state law. This ambiguity is yet another example of why, as set forth in Section I of the text above, the Proposal can be excluded under Rule 14a-8(i)(3) as vague and indefinite because the Company's stockholders would be unable "to determine with any reasonable certainty what actions would be taken under the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

Section 212(a)); and *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every stockholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors). *See also Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring stockholder approval be approved by a simple majority vote of stock since the proposal would conflict with provisions of the DGCL that require a vote of at least a majority of the outstanding stock on certain issues); and *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the DGCL, which set forth certain requirements regarding the notice of, and the record date for, stockholder meetings).

The Proposal either: (a) requests that the ability of stockholders to call a special meeting be limited to those stockholders who are not members of "management and/or the board," or (b) requests that any "exception or exclusion conditions" applied to the ability of stockholders to call a special meeting also be applied to "management and/or the board." However, Delaware law requires that the Company not discriminate among shares of the same class of stock and provides the Company's board unrestricted power to call a special meeting, neither of which can be altered by the Company. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Delaware Law Opinion, implementation of either interpretation of the Proposal would cause the Company to violate applicable state law.

III. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal, and the Proposal can be excluded under Rule 14a-8(i)(6) both because: (a) the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken," *see International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)); and (b) the Proposal seeks action contrary to state law, *see, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *Boeing Co.* (avail. Feb. 19, 2008); and *PG&E Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)).

As discussed in Section I above, the Proposal is vague and indefinite in numerous respects. Most significantly, the Proposal is internally inconsistent and requests that the Company's board take the impossible actions of both (a) adopting a bylaw containing an exclusion condition and (b) not including any exclusion conditions in such bylaw. Furthermore, because the Proposal is susceptible to multiple, reasonable interpretations, the Company's board cannot know what actions must be taken to implement the Proposal as envisioned by the stockholders. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

As discussed in Section II above, regardless of how the Proposal is interpreted, its implementation would violate the DGCL. Specifically, Delaware law requires that the Company not discriminate among shares of the same class of stock and provides the Company's board unrestricted power to call a special meeting, neither of which can be altered by the Company. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or W. Michael McGuire, the Company's Assistant Secretary, at (989) 636-9185.

Sincerely,

Ronald O. Mueller

ROM/emh

Enclosures

cc: W. Michael McGuire, The Dow Chemical Company
John Chevedden
Nick Rossi

100579715_3.DOC

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT A

Nick Ross,

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

RECEIVED
OCT 27 2008
Office of
Corporate Secretary

Rule 14a-8 Proposal

Dear Mr. Liveris,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Nick Rossi 10/6/08

cc: Charles J. Kalil
Corporate Secretary
PH: 989 636-1000
Fax: 989 832-1556
Thomas Moran <temoran@dow.com>
Assistant Secretary
PH: 989-638-2176
FX: 989-638-1740

[DOW: Rule 14a-8 Proposal, October 26, 2008]

3 – Special Shareowner Meetings

RESOLVED. Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic also won impressive support (based on 2008 yes and no votes) at the following companies:

International Business Machines (IBM)	56%	Emil Rossi (Sponosr)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent research firm, rated our company "High Concern" in CEO pay – $18 million for Andrew Liveris.
- We did not have an independent board chairman.
- Our directors need only one-vote to be elected.
- We had no shareholder right to:
  1) Cumulative voting.
  2) To act by written consent.
- Three directors, including Arnold Allemang and Geoffery Merszei, were insiders – Independence concern.
- Our Lead Director, Paul Stern, had 16-years director tenure – Independence concern.
- Two directors had 15-years tenure – Independence concerns:
  Jacqueline Barton
  Barbara Hackman Franklin
- Directors with more than 15-years tenure held 5 seats on our key audit, executive pay and nomination committees – Independence concern.
- Our directors served on 7 boards rated "D" by TCL:
  Andrew Liveris Citigroup (C)

John Hess	Hess Corporation (HES)
James Ringler	Teradata (TDC)
James Ringler	FMC Technologies (FTI)
Ruth Shaw	Wachovia (WB)
Dennis Reilley	Covidien (COV)
Dennis Reilley	Marathon Oil (MRO)

- Plus Dennis Reilley was rated a "Problem Director" by TCL due to his involvement with bankrupt Entergy Corporation and yet served on our key audit and executive pay committees.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 ***, sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

-----Original Message-----
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 27, 2008 3:19 PM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Proposal (DOW) SPM

Mr. McGuire,
Please see the attachment.
Sincerely,
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Nick Ross,

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Andrew N. Liveris
Chairman
Dow Chemical Company (DOW)
2030 Dow Center
Midland MI 48674

MODIFIED NOV. 27, 2008

Rule 14a-8 Proposal

Dear Mr. Liveris,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

[signature] 10/6/08

cc: Charles J. Kalil
Corporate Secretary
PH: 989 636-1000
Fax: 989 832-1556
Thomas Moran <temoran@dow.com>
Assistant Secretary
PH: 989-638-2176
FX: 989-638-1740

[DOW: Rule 14a-8 Proposal, October 26, 2008, Modified November 27, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Nick Rossi

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic also won impressive support at the following companies based on 2008 yes and no votes:

International Business Machines (IBM)	56%	Emil Rossi (Sponsor)
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library (TCL) www.thecorporatelibrary.com, an independent research firm, rated our company "High Concern" in CEO pay with $18 million for Andrew Liveris.
- Three directors, including Arnold Allemang and Geoffery Merszei, were insiders – Independence concern.
- Our Lead Director, Paul Stern, had 16-years director tenure – Independence concern.
- Two directors had 15-years tenure – Independence concerns:
  - Jacqueline Barton
  - Barbara Hackman Franklin
- These directors with more than 15-years tenure held 5 seats on our key audit, executive pay and nomination committees – Independence concern.
- Our directors served on 7 boards rated "D" by The Corporate Library:

Andrew Liveris	Citigroup (C)
John Hess	Hess Corporation (HES)
James Ringler	Teradata (TDC)
James Ringler	FMC Technologies (FTI)
Ruth Shaw	Wachovia (WB)
Dennis Reilley	Covidien (COV)
Dennis Reilley	Marathon Oil (MRO)

• Plus Dennis Reilley was rated a "Problem Director" by TCL due to his involvement with bankrupt Entergy Corporation and yet he served on our key audit and executive pay committees.
• Our directors need only one-vote to be elected.
• We had no shareholder right to:
  Cumulative voting.
  To act by written consent.
  Vote on executive pay.
  An independent Board Chairman.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Nick Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

2030 Dow Center

The Dow Chemical Company

October 28, 2008

Via Mail

Mr. Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Stockholder Proposal on Special Shareowner Meetings

Dear Mr. Rossi:

By way of this letter, I wish to acknowledge timely receipt on October 27, 2008 of a stockholder proposal on special shareowner meetings that you are submitting for the 2009 Annual Meeting of Stockholders of The Dow Chemical Company. We understand that you are once again appointing Mr. John Chevedden as your representative and substitute, and I will direct communications to Mr. Chevedden as you have instructed.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. To date, we have not received such proof of ownership.

To remedy this defect, you must submit sufficient proof of your ownership of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the Securities and Exchange Commission ("SEC") a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number of shares for the one-year period.

The rules of the SEC require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. For your reference, please find enclosed a copy of Rule 14a-8.

Dow's Annual Meeting will be held on May 14, 2009, in Midland, Michigan. Thank you.

Sincerely,

W. Michael McGuire

W. Michael McGuire
Assistant Secretary
989-636-9185
Fax: 989-638-1740
wmmcguire@dow.com

Enclosure – Rule 14a-8 of the Securities Exchange Act of 1934

cc: John Chevedden, via Overnight Mail

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

         A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

         B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

         C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

    1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy

statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 06, 2008 7:48 PM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Broker Letter (DOW)

Mr. McGuire,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,

John Chevedden

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

Post-it® Fax Note 7671	Date 11-6-08	# of pages ▸
To Michael McGuire	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 989-638-1740	Fax #	

November 21, 2007

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley IRA STD on the respective dates:

Acco Brands
12/31/2005 held 93 shares
2/24/2006 sold all shares

American International Group 7.7% Due 2047-12-18
12/11/2007 purchase & held 1600 shares

AmSouth Bank Corp n.k.a Regions Financial Corp New
12/31/2005 held 300 shares
11/06/2006 merges with Regions Financial Corp New
11/06/2008 held 239 shares

Archstone Smith Trust New
12/31/2005 held 250 shares
10/09/2007 Archstone Smith Trust New exchanged for cash, no longer holds a position

Bristol Myers Squibb Co.
12/31/2005 held 1000 shares

Fortune Brands Inc.
12/31/2005 held 398 shares

Frontline Capital Group
12/31/2005 held 240 shares

Gallaher GP Plc ADR
12/31/2005 398 shares
05/04/2007 Gallaher GP exchanged for cash, no longer holds a position

Merchants Bankshares
12/31/2005 held 300 shares

Reckson Associates Real Corp.

12/31/2005 held 500 shares
12/11/2006 sold all 500 shares, no longer has a position

WGL Holdings Inc (HLDG CO)
12/31/2005 held 600 shares

Apartment Investment & Management (preferred stock)
12/31/2005 held 400 shares

Dow Chemical Co.
08/11/2006 bought 600 shares

Bank of America Corp.
04/30/2007 bought 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,
Mark S. Christensen
Mark S Christensen
Financial Advisor

From: McGuire, Mike (WM) - Legal
Sent: Monday, November 10, 2008 12:47 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Fradette, Susan (SM); DeBolt, Laura (L); Mueller, Ronald O.
Subject: FW: Rule 14a-8 Broker Letter (DOW)

Attachments: CCE00011.pdf

CCE00011.pdf
(111 KB)

Thank you for your correspondence, but we will need current information regarding Mr. Rossi's holdings. The attached Morgan Stanley document is dated almost a year ago.

Regards,
Mike

-----Original Message-----
From: olmsted [mailto FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, November 06, 2008 7:48 PM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Broker Letter (DOW)

Mr. McGuire,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

Post-it® Fax Note 7671	Date 11-6-08 # of pages ▶
To Michael McGuire	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 989-638-1740	Fax #

November 21, 2007

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley IRA STD :
on the respective dates:

Acco Brands
12/31/2005 held 93 shares
2/24/2006 sold all shares

American International Group 7.7% Due 2047-12-18
12/11/2007 purchase & held 1600 shares

AmSouth Bank Corp n.k.a Regions Financial Corp New
12/31/2005 held 300 shares
11/06/2006 merges with Regions Financial Corp New
11/06/2006 held 239 shares

Archstone Smith Trust New
12/31/2005 held 250 shares
10/09/2007 Archstone Smith Trust New exchanged for cash, no longer holds a position

Bristol Myers Squibb Co.
12/31/2005 held 1000 shares

Fortune Brands Inc.
12/31/2005 held 398 shares

Frontline Capital Group
12/31/2005 held 240 shares

Gallaher GP Plc ADR
12/31/2005 398 shares
05/04/2007 Gallaher GP exchanged for cash, no longer holds a position

Merchants Bankshares
12/31/2005 held 300 shares

Reckson Associates Real Corp.

12/31/2005 held 500 shares
12/11/2006 sold all 500 shares, no longer has a position

WGL Holdings Inc (HLDG CO)
12/31/2005 held 600 shares

Apartment Investment & Management (preferred stock)
12/31/2005 held 400 shares

Dow Chemical Co.
08/11/2006 bought 600 shares

Bank of America Corp.
04/30/2007 bought 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

Mark S Christensen
Financial Advisor

From: olmsted [mailto*** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, November 10, 2008 4:03 PM
To: McGuire, Mike (WM) - Legal
Subject: Rule 14a-8 Broker Letter (DOW) SPM

Mr. McGuire,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden

3558 Round Barn Blvd, #201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

November 10, 2008

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

To: Nick Rossi

Post-it® Fax Note 7671	Date 11-6-08 (11-10-08)	# of pages ▸
To Michael McGuire	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 989-635-1740	Fax #	

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley IRA STD on the respective dates:

<u>Acco Brands</u>
12/31/2005 held 93 shares
2/24/2006 sold all shares

<u>American International Group 7.7% Due 2047-12-18</u>
12/11/2007 purchase & held 1600 shares

<u>AmSouth Bank Corp n.k.a Regions Financial Corp New</u>
12/31/2005 held 300 shares
11/06/2006 merges with Regions Financial Corp New
11/06/2006 held 239 shares

<u>Archstone Smith Trust New</u>
12/31/2005 held 250 shares
10/09/2007 Archstone Smith Trust New exchanged for cash, no longer holds a position

<u>Bristol Myers Squibb Co.</u>
12/31/2005 held 1000 shares

<u>Fortune Brands Inc.</u>
12/31/2005 held 398 shares

<u>Frontline Capital Group</u>
12/31/2005 held 240 shares

<u>Gallaher GP Plc ADR</u>
12/31/2005 398 shares
05/04/2007 Gallaher GP exchanged for cash, no longer holds a position

<u>Merchants Bankshares</u>
12/31/2005 held 300 shares

<u>Reckson Associates Real Corp.</u>

12/31/2005 held 500 shares
12/11/2006 sold all 500 shares, no longer has a position

<u>WGL Holdings Inc (HLDG CO)</u>
12/31/2005 held 600 shares

<u>Apartment Investment & Management (preferred stock)</u>
12/31/2005 held 400 shares

<u>Dow Chemical Co.</u>
08/11/2006 bought 600 shares

<u>Bank of America Corp.</u>
04/30/2007 bought 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,
Mark S. Christensen
Mark S Christensen
Financial Advisor

EXHIBIT B

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 6, 2009

The Dow Chemical Company
2030 Dow Center
Midland, MI 48674

Re: **Stockholder Proposal Submitted By John Chevedden**

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to The Dow Chemical Company, a Delaware corporation (the "Company"), by John Chevedden (the "Proponent"), under the name of Nick Rossi as his nominal proponent, for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, and (ii) whether the Proposal is a proper subject for stockholder action under Delaware law.

I. The Proposal.

The Proposal asks the board of directors of the Company (the "Board") to take the steps necessary to amend the bylaws of the Company and "each appropriate governing document to give holders of 10% of . . . [the] outstanding common stock [of the Company] . . . the power to call special shareowner meetings" and further asks that "such bylaw and/or charter text will not have any exception or exclusion conditions . . . applying to shareowners only and meanwhile not apply to management and/or the board." In its entirety, the Proposal reads as follows:

> RESOLVED. Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to

shareowners only and meanwhile not apply to management and/or the board.[1]

II. Summary.

The Proposal is susceptible to at least two different interpretations. The first interpretation would require that any bylaw or charter provision allowing stockholders owning at least 10% of the Company's common stock to call a special meeting not apply to stockholders who are members of "management and/or the board" (such stockholders, "Inside Stockholders"). As a result, Inside Stockholders would be prohibited from exercising the same rights accorded to other stockholders. Insofar as the Proposal is interpreted in this manner, it would, if implemented, violate Delaware law because it would discriminate among holders of the same class of stock of the Company. The basis for this opinion is set forth in Section III.A of this letter.

The second interpretation of the Proposal would require that any "exception or exclusion condition" applied to stockholders in the bylaw or charter provision also be applied to "management and/or the board."[2] As a result, the Board would be prohibited from calling a special meeting unless it satisfied the 10% stock ownership condition called for in the first sentence of the Proposal. Insofar as the Proposal is interpreted in this manner, it would, if implemented, violate Delaware law because it would place restrictions on the ability of the Board to call a special meeting, which is a fundamental power expressly granted to the Board by Section 211(d) of the Delaware General Corporation Law (the "DGCL"). The basis for this opinion is set forth in Section III.B of this letter.

For the foregoing reasons, it is our opinion that the Proposal would cause the Company to violate Delaware law if it were implemented. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Section IV of this letter, the Proposal is not a proper subject for stockholder action under Delaware law.

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1 A longer supporting statement, not relevant to our opinion, accompanies the Proposal.

2 We understand that the Company has received a slightly modified version of the proposal that would eliminate the ambiguity inherent in the Proposal and leave the Proposal susceptible only to this second interpretation. As discussed in Section III.B of this letter, we believe the implementation of a proposal subject only to this interpretation, by itself, would violate Delaware law.

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

A. Delaware Law Prohibits Discrimination Among Holders Of The Same Class Of Stock.

It is a fundamental rule of Delaware law that shares of the same class of stock are equal, and that the holders of such shares have the same rights on a pro rata basis. Although the Delaware statute establishes an exception to this rule to the extent that a certificate of incorporation specifies the *voting* rights of holders on other than a pro rata basis (for example, basing the per share voting right of a stockholder on the total number of shares owned by such holder), neither the statute nor the case law recognizes a similar exception concerning the right to call special meetings.

The right to call special meetings is set forth in Section 211(d) of the DGCL, which allows a corporation's certificate of incorporation or bylaws to authorize a "person or persons" to call special meetings of stockholders:

> Special meetings of the stockholders may be called by the board of directors *or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.*

8 *Del. C.* § 211(d) (emphasis added).[3] Importantly, any charter or bylaw provision relating to special meetings must not be contrary to law. *See* 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation."); *id.* § 102(b)(1) (authorizing a charter to include provisions "regulating the powers of the . . . stockholders," but expressly stating that such provisions may not be "contrary to the laws of this State"). The Delaware Supreme Court, for example, has interpreted this requirement in the context of Section 109(b) to mean that, in addition to not "facially violat[ing]" any provision of the DGCL, a bylaw may not "violate any common law rule or precept." *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 238 (Del. 2008); *see also Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837, 843-44 (Del. Ch. 2004) (stating that the term "contrary to the laws of this state," as used in Section 102(b)(1), means a provision that "transgress[es] a statutory enactment or a public policy settled by the common law or implicit in the General Corporation [law] itself") (citations and internal quotations omitted).

Because the Proposal would exclude some holders of the Company's common stock from the group of stockholders with the right to call special meetings, the Proposal would be inconsistent with the "doctrine of equal treatment." This doctrine is a basic rule against discrimination, requiring that shares of stock of the same class be accorded equal and identical

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[3] The bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

rights, regardless of the identity of the holder. *See, e.g., In re Sea-Land Corp.*, 642 A.2d 792, 299 n.10 (Del. Ch. 1993) ("It has long been acknowledged that absent an express agreement or statute to the contrary, all shares of stock are equal."); *Jedwab v. MGM Grand Hotels, Inc.*, 509 A.2d 584, 593 (Del. Ch. 1986) ("At common law and in the absence of an agreement to the contrary all shares of stock are equal."); *Penington v. Commonwealth Hotel Const. Corp.*, 155 A. 514, 520 (Del. Ch. 1931) (same).[4]

Insofar as the Proposal prohibits the recognition of shares held by Inside Stockholders for purposes of any bylaw or charter provision authorizing stockholders owning at least 10% of the Company's common stock to call a special meeting, the Proposal would violate this doctrine as it would discriminate against Inside Stockholders. For example, a member of

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4 The discussion of the equal treatment doctrine in *In re Sea-Land Corp.* acknowledges that "in some circumstances Delaware law permits shareholders (as distinguished from shares) to be treated unequally." 642 A.2d at 799 n.10. *See also Applebaum v. Avaya, Inc.*, 805 A.2d 209, 214 (Del. Ch. 2002), *aff'd*, 812 A.2d 880 (Del. 2002) (interpreting Section 155 of the DGCL, which authorizes a corporation to issue fractional shares or provide alternative consideration in lieu of fractional shares, to allow a corporation to issue fractional shares to some stockholders but not others following a reverse stock split and stating that "directors acting consistently with their fiduciary duties may draw distinctions between groups of stockholders in defining the basic economic terms of transactions (subject to a requirement that all stockholders be treated fairly)"); *Nixon v. Blackwell*, 626 A.2d 1366, 1376 (Del. 1993) (discussing board approval of an employee stock option plan and key man life insurance program which together had the effect of benefiting certain stockholders but not others and stating that "stockholders need not always be treated equally for all purposes" as long as such treatment is fair).

The cases cited for this proposition, other than *Providence & Worcester Co. v. Baker*, 378 A.2d 121, 123 (Del. 1977), which is discussed at length in this opinion below, are concerned with a board of directors engaging in a business strategy or transaction that effects certain stockholders differently than others. *E.g., Unocal Corp. v. Mesa Petroleum Co.*, 493 A.2d 946, 956 (Del. 1985) (discriminatory self tender offer); *Revlon, Inc. v. MacAndrews & Forbes Holdings*, 506 A.2d 173, 180-81 (Del. 1986) (adoption of a stockholder rights plan); *see also Cheff v. Mathes*, 199 A.2d 548, 554-56 (Del. 1964) (selective stock repurchase); *Fisher v. Moltz*, 1979 WL 2713 (Del. Ch. Dec. 28, 1979) (same). Stated another way, these cases stand for the proposition that "there are occasions where *boards of directors are permitted to treat different groups of stockholders differently*, as long as it is in accordance with their fiduciary duties." *Tooley v. AXA Fin., Inc.*, 2005 WL 1252378, at *5 n.18 (Del. Ch. May 13, 2005) (emphasis added). However, these cases do not stand for the proposition that a corporation's governing documents may discriminate among holders of the same class of stock in a matter of fundamental corporate governance.

management who may want to join with other stockholders in calling a special meeting would find that his or her stock does not count toward the calculation of the requisite 10% of outstanding common stock. This would create a discriminatory distinction between shares owned by Inside Stockholders and other shares.

The most common application of the equal treatment doctrine in the caselaw relates to dividends, requiring that all holders of identical shares receive the same dividends when dividends are declared and paid. Thus, in *Telvest, Inc. v. Olson*, 1979 WL 1759 (Del. Ch. Mar. 8, 1979), the Delaware Court of Chancery enjoined the distribution of a stock dividend because, *inter alia*, the dividend would not be issued on a pro rata basis. The proposed dividend in that case was of preferred shares that carried special voting rights on certain transactions. The defendant corporation argued that the fact that the dividend would be issued on a rounded basis so that the voting rights of certain holders of common stock receiving the dividend would be rounded up involved only a "slight" increase in the voting rights of those stockholders. The Court refused to find that there was any "*de minimis*" exception to the absolute requirement of equal treatment in dividends. *Id.* at *18.

The rule of equal treatment has one well-known exception, which permits discrimination among holders as to voting rights in a corporation's charter. This exception, however, is not applicable to Section 211(d) or the right to call special meetings.[5] The leading decision recognizing the exception makes it clear that the exception derives from the specific language of the statutory section governing voting rights—Section 212(a) of the DGCL.[6] In the decision, *Providence & Worcester Co. v. Baker*, 378 A.2d 121, 123 (Del. 1977), the Delaware Supreme Court interpreted Section 212(a) of the DGCL to allow a certificate of incorporation to limit the voting power of large stockholders in two ways: first, by allowing one vote for the first fifty shares of stock held by a stockholder, but only one vote for every additional twenty shares held by such stockholder; second, by prohibiting any stockholder from voting more than 25% of

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5 A right to "call" a special meeting conferred pursuant to Section 211(d) is not a right to vote on whether a special meeting should be convened. *Cf. Matulich v. Aegis Comm'ns Group, Inc.*, 2007 WL 1662667, at *6 (Del. Ch. May 31, 2007) (observing that the DGCL "specifically contemplates that a shareholder may be granted multiple methods by which they may express an opinion" and distinguishing a consent right granted in a certificate of incorporation from a voting right).

6 Unlike Section 211(d), Section 212(a) expressly renders equal treatment a default, subject to variance in a corporation's certificate of incorporation. *Compare* 8 *Del. C.* § 212(a) ("Unless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder.") *with* 8 *Del. C.* § 211(d) ("Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.").

the corporation's outstanding common stock. The Court in *Providence & Worcester Co.* relied heavily on the precise language and statutory history of Section 212(a) in declining to declare such a charter provision void. *See also Matulich*, 2007 WL 1662667, at *4 ("[W]hen a Court interprets a statute, it seeks to ascertain and give effect to the intent of the legislature.") (citations and internal quotations omitted). Importantly, the Court found that the predecessor statute to Section 212(a) had permitted differential voting rights; that this rule was subsequently changed to require uniformity; and that a final change required uniformity as the default rule unless, as stated in Section 212(a), "otherwise permitted in the certificate of incorporation." The Court also found that "voting restrictions" such as those in the Providence and Worcester charter were familiar to the legislature at the time it added the phrase "unless otherwise provided in the certificate of incorporation" to the statute. In short, the entire analysis was driven by the specific history, language and context of, and the specific amendments to, the voting rights statute (Section 212(a)).

By contrast, there is no such statutory or historic support for an interpretation of the special meeting statute, Section 211(d), that would permit discrimination among stockholders. Prior to wholesale revisions to the DGCL in 1967, Section 211(d) had "no counterpart" in the Delaware corporations statute. 1 EDWARD P. WELCH, FOLK ON THE DELAWARE GENERAL CORPORATION LAW § 211.8 (5th ed. 2008). Commentary from an advisor to the committee that substantially revised the DGCL in 1967 states that the revised statute (which was ultimately adopted and codified in Section 211(d)) should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Ernest L. Folk, III, *The Delaware Corporation Law: A Study of the Statute with Recommended Revisions* 112 (1964). This commentary illustrates the drafters' intent with respect to the "person or persons" that may be conferred with the power to call a special meeting. Such intent is in conformity with pre-1967 caselaw regarding the right to call a special meeting and does not illustrate any intent to create an exception to the fundamental doctrine of equal treatment. *E.g., Richman v. DeVal Aerodynamics, Inc.*, 183 A.2d 569 (Del. Ch. 1962) (applying a bylaw provision authorizing president or holders of a majority of the corporation's stock to call special meeting); *Campbell v. Loew's Inc.*, 134 A.2d 852 (Del. Ch. 1957) (construing a bylaw provision authorizing president to call special meeting); *Moon v. Moon Motor Car Co.*, 151 A. 298 (Del. Ch. 1930) (applying a bylaw provision authorizing president or holders of a majority of the corporation's stock to call special meeting).

Moreover, we believe that judicial interpretation of two other sections of the DGCL, both relating to dividends, is more analogous to the present situation than the unique analysis in *Providence & Worcester Co.* As stated above, the most common application of the equal treatment doctrine relates to dividends. The DGCL provisions relating to dividends, like Section 212(a), are enabling—allowing a certificate of incorporation to govern the declaration of dividends. *See* 8 *Del. C.* § 151(c) ("The holders of preferred or special stock of any class or of any series thereof shall be entitled to receive dividends at such rates, on such conditions and at such times *as shall be stated in the certificate of incorporation* . . . . ") (emphasis added); *id.* § 170(a) ("The directors of every corporation, *subject to any restrictions contained in its certificate of incorporation*, may declare and pay dividends upon the shares of its capital stock . . . . ") (emphasis added). However, it is clear that, notwithstanding the ability to address the payment of dividends in a certificate of incorporation, the doctrine of equal treatment with respect to dividends may only be abrogated by unanimous consent of the stockholders. *See In re Reading Co.*, 711 F.2d 509, 519 (3d Cir. 1983) ("While, ordinarily, dividends must be apportioned among the stockholders pro rata to their several holdings, 'it cannot be doubted that the stockholders may, *by unanimous consent*, adopt and become bound to a different mode of division.'") (emphasis added and citation omitted). It is our opinion that, similar to the right to receive a dividend, absent unanimous consent of the stockholders, if the right to call a special meeting is granted to stockholders, then all holders of the same class of stock must be treated equally with respect to that right.[7]

B. The Directors' Right to Call Special Meetings Cannot Be Limited.

1. The Board Of Directors Has An Unqualified Statutory Right To Call Special Meetings.

Section 211(d) of the DGCL expressly grants to the board of directors of a Delaware corporation the power to call special meetings of stockholders:

> *Special meetings of the stockholders may be called by the board of directors* or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

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[7] We also recognize that Section 211(d) allows the right to call special meetings to be conferred upon "such person or persons" as may be authorized by the bylaws. In our opinion, the use of the term "person or persons" in Section 211(d) does not create an exception to the fundamental doctrine of equal treatment. *First*, as discussed above, the legislative history of Section 211(d) does not illustrate any intent to create an exception to the doctrine of equal treatment. *Second*, we believe that the use of the term "person or persons" in Section 211(d), when used with respect to stockholders, is similar to the use of the term "shares of its capital stock" in the DGCL provision authorizing the declaration and payment of dividends. *See* 8 *Del. C.* § 170(a) ("The directors of every corporation . . . may declare and pay dividends upon the *shares of its capital stock* . . . . ") (emphasis added). The use of the subject "shares of its capital stock" in Section 170 has not been interpreted to abrogate the doctrine of equal treatment on the basis of that subject, and we believe that the use of the term "person or persons" in Section 211(d), when used with respect to stockholders, would be treated similarly. *Cf. Telvest, Inc.*, 1979 WL 1759.

8 *Del. C.* § 211(d) (emphasis added). This statute invests the board of directors with the power to call a special meeting but does not provide any means to circumscribe that power in a corporation's bylaws or certificate of incorporation.[8] No other provision of the DGCL authorizes any limitations on or modifications to the board's power to call a special meeting pursuant to Section 211(d).

As stated above, a corporation's bylaws "may contain any provision, not inconsistent with law," 8 *Del. C.* § 109(b), and a corporation's certificate of incorporation may not be "contrary to the laws of this State," *id.* § 102(b)(1). Insofar as the Proposal would require that any "exception or exclusion condition" applied to stockholders also be applied to the Board, such that the 10% stock ownership condition mandated by the first sentence of the Proposal would prohibit the Board from calling a special meeting if the directors did not collectively own 10% of the outstanding common stock, the Board would violate Delaware law if it adopted the type of bylaw or charter provision urged by the Proponent because such provision would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.[9]

Such an attempt to limit the Board's unqualified statutory power to call a special meeting would also be inconsistent with other provisions of the DGCL. Delaware law provides that "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors." 8 *Del. C.* 141(a). Indeed, the DGCL provides that the board of directors has exclusive authority to initiate certain significant actions that are conditioned upon and subject to subsequent stockholder approval. Limiting a board's power to call special meetings would impinge upon that exclusive authority. For example, to effect certain mergers or amendments to a corporation's certificate of incorporation, a board must first approve such action, and then submit the action to stockholders for approval. *See* 8 *Del. C.* §§ 251, 242. In exercising its fiduciary duties in approving a merger agreement or charter amendment, a board may determine that its fiduciary duties require it to call a special meeting to present the matter to

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8 As stated above, the bylaws and certificate of incorporation would be the only "appropriate" documents for regulating the calling of a special meeting.

9 Although one need look only to the express terms of Section 211(d) to determine that the Proposal would be invalid, we note that the legislative history of Section 211(d) further supports our opinion. As stated above, commentary from an advisor to the committee that substantially revised the DGCL in 1967 states that the revised statute should provide that "special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation" but that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings." Folk, *supra* at 112. This commentary illustrates the drafters' recognition that the power of the board of directors—as opposed to other persons—to call a special meeting is inviolate.

stockholders for consideration. *See Mercier v. Inter-Tel (Del.), Inc.*, 929 A.2d 786, 817-19 (Del. Ch. 2007) (noting how the board's fiduciary duties were implicated when it decided to reschedule a special meeting for the approval of a merger that the board believed to be in the best interests of the stockholders); *Perlegos v. Atmel Corp.*, 2007 WL 475453, at *25 (Del. Ch. Feb. 8, 2007) (discussing fiduciary duties concomitant with the call and cancellation of a special meeting). Those duties do not disappear in those times when directors may fail to satisfy a particular stock ownership threshold. Accordingly, the power to call a special meeting is a fundamental one that cannot be constrained without placing a board's ability to fulfill its fiduciary duties in jeopardy—a result that the law will not permit.

2. There Are Certain Matters For Which Stockholders May Not Call Meetings.

As noted above, Delaware law provides that there are certain matters for which only directors may call special meetings. For example, only the board may call a meeting for the purpose of approving a merger agreement, because the board must approve a merger agreement before it is submitted to stockholders. *See Tansey v. Trade Show News Networks, Inc.*, 2001 WL 1526306 at *7 (Del. Ch. Nov. 27, 2001) (finding a merger to be "void *ab initio*" because its approval did not follow this proper sequence). By the same token, an amendment to the certificate of incorporation must be recommended by the board initially and then presented to the stockholders for approval. *See AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("Both steps must occur in that sequence, and under no circumstances may stockholders act before the mandated board action proposing and recommending the amendment."). Accordingly, there is implicit in the DGCL an exception that is permitted—in fact required—by law that applies to prohibit stockholders from calling meetings for certain purposes.[10] Because, under this interpretation of the Proposal, this exception would also have to apply to the Board, the Proposal, literally read, would make it impossible for the Board to initiate an amendment to the certificate of incorporation or a merger other than at the time of the Company's annual meeting. Such a fundamental stripping of the board's power would violate Delaware law. *See, e.g., Jones Apparel Group, Inc.*, 883 A.2d at 851-52 (suggesting that a certificate of incorporation may not contain restrictions on board power dealing with mergers or charter amendments).

In sum, insofar as the Proposal would prohibit the Board from calling a special meeting if the directors did not collectively own 10% of the outstanding common stock, implementation of the Proposal would violate Delaware law because it would (1) impose on the Board a 10% stock ownership condition in order to call a special meeting of the stockholders in

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[10] The reference in the second sentence of the Proposal to "the fullest extent permitted by state law" does not save the Proposal. On its face, such language addresses the extent to which the requested amendments to the bylaws and "each appropriate governing document" may require exception or exclusion conditions under state law to apply to the stockholders.

violation of Section 211 of the DGCL and (2) purport to prohibit the Board from calling a special meeting to consider matters that only directors can initiate, such as charter amendments and mergers. Thus, by seeking to make the power of the Board and the power of stockholders to call special meetings equivalent, the Proposal would place restrictions on the fundamental power vested in the Board by Delaware law. As a result, the implementation of the Proposal would violate Delaware law.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

V. Conclusion.

For the foregoing reasons, it is our opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

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